Gretchen Passe Roin +1 617 526 6787 (t) +1 617 526 5000 (f) gretchen.roin@wilmerhale.com

April 29, 2014

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Registration Statement on Form N-1A (“Registration Statement”) of:
	Value Line Core Bond Fund	(33-01575; 811-04471)
	The Value Line Fund, Inc.	(2-10827; 811-02265)
	Value Line Income and Growth Fund, Inc.	(2-11153; 811-02277)
	Value Line Larger Companies Fund, Inc.	(2-31640; 811-01807)
	Value Line Premier Growth Fund, Inc.	(2-12663; 811-02278)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Gretchen Passe Roin and Amanda Border of Wilmer Cutler Pickering Hale and Dorr LLP on April 11, 2014, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, of each of the above named Registrants (each, a “Fund” and collectively, the “Funds”) which was filed with the Commission on February 28, 2014. For the staff’s convenience, its comments are restated below, followed by the Fund’s or Funds’ responses, as applicable. Unless otherwise indicated, a comment applies to all Funds and all page numbers refer to the Registration Statement as filed on February 28, 2014.

Comment 1

Please confirm that each of the proposals set forth in the Funds’ Proxy Statement filed on January 9, 2014 were approved at the meeting of the applicable Fund’s Shareholders held March 4, 2014.

Response 1

Confirmed.

Comment 2

Please limit the Value Line Core Bond Fund’s 80% policy to investments in bonds only rather than “bonds and other debt instruments.”

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Oxford    Palo Alto    Waltham    Washington

April 29, 2014
Ms. Valerie Lithotomos

Response 2

This comment was previously discussed during conversations with the Commission staff on December 5, 2012 and addressed in the Value Line Core Bond Fund’s response letter filed on December 10, 2012. The phrase “bonds and other debt instruments” was a compromise between the staff’s preference for simply “bonds” and the Fund’s preference for “fixed income securities” referring to the broader category of instruments.

Comment 3

Please specify that assets in the Value Line Core Bond Fund’s 80% policy include borrowings for investment purposes.

Response 3

Accepted.

Comment 4

Please consider whether “foreign investments” should be added as a principal investment strategy for one or more of the Funds which list foreign investments as a principal risk.

Response 4

We understand from the adviser that none of the Funds utilize foreign investments as a principal investment strategy. Foreign investments are included as a principal risk for the Value Line Core Bond Fund, Value Line Larger Companies Fund and Value Line Premier Growth Fund, because the greater risk such investments pose relative to other risks outweighs the small proportion of each Fund’s investment in foreign investments.

Comment 5

Please confirm that none of the Funds have investments in the Ukraine or Russia.

Response 5

Confirmed.

April 29, 2014
Ms. Valerie Lithotomos

Comment 6

Please confirm that the fee waiver for the Value Line Income and Growth Fund is reflected only with respect to the first year’s expenses in the Example of the cost of investing in the Fund over 1-year, 3-year, 5-year, and 10-year periods.

Response 6

Confirmed.

Comment 7

Please consider whether the name “Value Line Larger Companies Fund, Inc.” suggests investment in certain investments such that an 80% policy is required under Rule 35d-1 of the 1940 Act.

Response 7

We understand that this comment was previously discussed with the Commission staff and addressed at the time the name “Value Line Larger Companies Fund, Inc.” was initially adopted in 2006 by utilizing the adjective “Larger” instead of “Large.”

Comment 8

Please revise the chart in the management section of the Statement of Additional Information to provide a separate column reflecting other directorships held by each director.

Response 8

Accepted.

April 29, 2014
Ms. Valerie Lithotomos

Comment 9

Please disclose in the Statement of Additional Information that each Fund which may trade in stock index futures contracts and in options on such contracts has claimed an exclusion from regulation pursuant to CFTC Rule 4.5.

Response 9

Accepted. Page B-3 of the Statement of Additional Information currently discloses which Funds, in compliance with Rule 4.5, may trade in stock index futures contracts and in options on such contracts. A statement will be added that an exclusion has been claimed under Rule 4.5 with respect to such Funds.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Funds acknowledge the following:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Funds may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me or Leonard A. Pierce of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 and (617) 526-6440, respectively.

Very truly yours,

By:	/s/ Gretchen Passe Roin
Gretchen Passe Roin

cc:  Leonard A. Pierce, Esq.
       Peter Lowenstein, Esq.